Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

July 11, 2011

MEETING OF THE BOARD OF DIRECTORS OF NYSE EURONEXT

July 7, 2011 at 8:00 a.m.

A P P E A R A N C E S:

Board of Directors of NYSE Euronext:

JAN-MICHIEL HESSELS, Chairman of the Board

MARSH CARTER, Deputy Chairman

DUNCAN NIEDERAUER, Chief Executive Officer

JANET McGINNESS, Corporate Secretary

MICHAEL GELTZEILER, CFO

JOHN HALVEY, ESQ, General Counsel

*              *              *

MR. HESSELS:  Good morning, ladies and gentlemen, can you hear me?

ATTENDEES:  Yes.

MR. HESSELS:  I am Jan-Michiel Hessels Chairman of the Board of NYSE Euronext, and I will serve as chairman of this special meeting.  I am happy to be here with you again after our general meeting at the end of April.  Seated next to me is Marsh Carter, Deputy Chair of the Board of Directors.  Seated here on the left is, of course, is Duncan Niederauer our CEO.  And it is now 8 o’clock sharp and the meeting is now officially called to order.  I would like to begin by calling your attention to the agenda and rules of conduct of the meeting which have been placed on your chair.  Each shareholder will be allotted two minutes to ask relevant questions at the end of the presentation of the five proposals on the agenda.  To ensure that our shareholders have ample opportunity to ask questions, we ask that only shareholders or their designated proxies ask questions.  If you are called on by me, please begin by identifying yourself and the number of shares you hold.  As a reminder, questions should relate directly to the matters on the agenda and not personal or individual matters.  NYSE Euronext Corporate secretary Ms. Janet McGinness sitting there on the front row will serve as secretary of this meeting.  This special meeting has been called pursuant to notice mailed on or about May 11, 2011 to the holders of record of shares of common stock of NYSE Euronext outstanding at the close of business on May 9, 2011.  Proxies were solicited on behalf of the Board of Directors of the company for this special meeting.  Ms. Secretary?

MS. McGINNESS:  Mr. Chairman, I submit affidavits attesting to the fact that on May 11, 2011 notice of this meeting was given to the shareholders.  In addition, there is present at this meeting a certified list of those shareholders eligible to vote.  I also state that representatives of McKenzie Partners who have been appointed by the Board of Directors to act as inspector of elections at this meeting, are present and they have taken their oaths.

MR. HESSELS:  Thank you.  On behalf of the Board of Directors, I would like to thank shareholders who returned their proxies.  We have a proxy committee.  It votes proxies as instructed by shareholders or if no instructions are given votes as recommended by the Board of Directors.  The Proxy committee is seated behind the table here:  myself, Duncan and Marsh.  Do we have a quorum, Janet?

MS. McGINNESS:  Yes, Mr. Chairman, holders of at least 178,950,649 shares or 68.35 percent of the company’s outstanding shares are present in person or by proxy and we may proceed.

MR. HESSELS:  Thank you.  We will now turn to the five proposals presented for a vote of the shareholders.  The proposals are described in NYSE Euronext proxy statement as mailed to the shareholders.  As described in our proxy materials, our Board of Directors unanimously recommends that NYSE Euronext shareholders vote for each of the five proposals.  If you have any questions about the matter subject to a shareholder’s vote as described in the proxy statement, we ask that you hold them until after I describe those items.  That brings us to the first proposal:  to adopt the business combination agreement by and among Deutsche Börse, NYSE Euronext, Alpha Beta Netherlands Holding N.V., which we call HoldCo, and Pomme Merger Corporation and approve the transaction complicated by it pursuant to which, among other things, Deutsche Börse and NYC Euronext each agree to combine their businesses through a merger and then a changeover and become subsidiaries of the new HoldCo.

The second proposal is to include provisions in the HoldCo articles of association so that the amendments to the HoldCo articles of association, mergers, demergers, dissolution and liquidation of HoldCo would require approval of two thirds of the HoldCo votes cast at the meeting.

The third proposal is to include provisions in the HoldCo articles of association, so that election of directors of HoldCo in certain circumstances and the removal of directors of Holdco will require approval of two thirds of the vote cast by the Holdco shareholders.

The fourth proposal is to include provisions in the Holdco articles of association providing for the appointment of directors to the Holdco Board of Directors for initial term expiring at the annual meeting in 2015 or in 2016 in case of the HoldCo group chairman and HoldCo group chief executive.

The fifth and final proposal is to adjourn or postpone NYSE Euronext special meeting if necessary to solicit additional proxies with respect to the foregoing and/or to hold the special meeting on a date that is on or about the date of the expiration of the offer acceptance period for the exchange offer in the event that such date of expiration is extended.  As set forth in the proxy statement, the Board has recommended a vote for each proposal.  The time is now 8:05 and the polls are now open and we will proceed to the voting.  If you have already voted by proxy either by mail, phone or internet, there’s no need to vote by ballot now.  However, if you now want to vote in person at this special meeting or change your vote, you may do so now in person or via the special meeting website.  If you would like to vote now and if you need a ballot, please raise your hand and the inspector of elections will see that you get one.  After you complete your ballot, please give it to the inspector of elections and register your name with him.  Now I am pleased to ask the shareholders, are there any questions relating to these specific items up for a vote and if so, could you please stand, mention your name and the number of shares you hold.

MS. DAVIS:  If you don’t mind, I will remain seated today.  I’m not feeling so great.  Part of this is emotional.  As people know I am a holocaust survivor – upper class.  I got special treatment.  It was bad enough.  It’s very, very sad to see this happen.  I have been extremely upset about this.  The holocaust experience is something you will never, ever, ever can forget.  And I know the ones currently, they are not the same people.  But still, it’s going to be Deutschland über alles.  That means Germany over everything.  I predict by the year 2020 there are two, just going to be two major financial centers in the world in Frankfurt and in Shanghai.  Everything else will basically have disappeared from the primary financial sector and it’s very sad.  I know it’s not the same people now.  I’ve been very emotional about this.  In fact, I have to see my doctor right after the meeting.  I am very upset.  It’s just a lot of things one can forgive and forget in life.  But something like this is just never, never can you forget what happened.  And anybody who has ever gone to Amsterdam should visit the Laser Strauss 97, the 12-room house that I grew up in when we had everything and all this stuff that was taken away from us by the Germans.  Thank goodness my father was in the United States doing a business trip.  He was an internationally known physician.  He wasn’t the greatest of fathers but he was –

MR. HESSELS:  Ms. Davis, we sympathize with your feelings and emotion, but you have very little time left to ask the questions which are pertinent to the meeting.  Please ask the questions.

MS. DAVIS:  I urge everybody to vote against this.  However, I want to say one thing.  This is still better than the alternative would have been the NASDAQ deal, that would have been even worse.  It’s a very, very sad day here for everybody.  I think for myself and maybe just a handful of other survivors of this ordeal but this is something you can never forget.  And I think it’s very sad that this has come to this.  We didn’t need this.  And then the other thing is here I object to the fact that it talks about the staggered system of election of directors.  They should have here now and as I have been able to get at over 20 United States companies an end to the staggered election of directors.  We should have all the directors elected each year not staggered two or three years.  The directors should stand for all these things.  Now, Duncan told me in a phone conversation that he was now able to get the schedule of the stockholder meetings, but he never sent it to me in writing.  I asked you to send it to me in writing, but not at the last moment, that we will have stockholder meetings will be in Amsterdam and however that we will be able to participate here through a hookup, which is not the same as having it in person.  And I tell you, Duncan, the alternative is I am sure you are going to be in Amsterdam at the time, I will accept a ride with you on the Corporate plane and back.  Otherwise...

MR. HESSELS:  Ms. Davis, can you please complete if you have any more questions, can you pose them now because we will stop and we will give other people ... We will respond to your comments and questions.  But then we’ll give other shareholders the opportunity to speak.

MS. DAVIS:  And then you will get back to me if I still have something more.  I wanted to say one more thing.  My uncle whose name was also Michiel used to be General Counsel to the Dutch Shipping Association had a office at the time was right in back of the Amsterdam bus

MR. HESSELS:  Flattery will get you nowhere, but I appreciate your comments.  Duncan will you go into the annual meeting here?

DUNCAN NIEDERAUER:  I said I would do, I know a few of you have had questions about this as well.  The question that Evelyn raised about the format of the annual meetings going forward.  So we looked into it, and under Dutch law, the annual meeting must be held in Amsterdam.  But I’d like to read you what we’re going to do going forward because we expect that many of the shareholders will be in the U.S.  There will be a meeting held here coincident with the annual meeting in Amsterdam and I’ll just talk about what we’re going to do.  [Reads from letter]

MS. WASSERMAN:  My name is Mindy Wasserman.  I own 1,000 shares.  I want to clarify a few points.  This merger is still fundamentally different from the last one when New York Stock Exchange merged with Euronext.  First, we will not be a U.S. Company.  Will you be an ADR or a U.S. traded foreign stock and a foreign private issuer?  If you are not listed as a U.S. company and traded on the New York Stock Exchange your reporting will be significantly less than your listed companies and that quite inequitable. And I want you to clarify whether there is a chance that Holdco will lose its status as a foreign private issuer and would actually be an American company and that’s a matter of U.S. shareholders and assets and place of business.

Second, New York Stock Exchange regulation has to approve your merger or FINRA.  And in general your merger as a  financial institution has to be approved.  Can you actually approve your own listing on the New York Stock Exchange and, after you list, on the Amsterdam Exchange?  And is there a difference in listing as NYX and as a U.S. traded foreign stock?

And finally, there has been some speculation that, given the Greek debt problem, the Euro may be in jeopardy.  It did come up quite significantly at a UBS financial services meeting.  Are you really seriously going to denominate the New York Stock Exchange in the Euro instead of dollars?

MR. HESSELS:  Thank you very much for your relevant questions.  Duncan, will you take that?

MR. NIEDERAUER:  I will try to do the best I can.  Some of the questions you’re asking we don’t have answers to.  Our expectation is that the stock will actually not be listed in Amsterdam.  So, the Holding Company will be incorporated in the Netherlands, but it will look very much from a  trading perspective like it looks today.  So, for example, our stock today is listed in the NYSE; it’s also listed in the NYSE Euronext in Paris.  We foresee having three listings of the new company, one in Frankfurt, one in Paris, those two would be both listed in Euros, and one in the United States that would be listed in dollars.  So my expectation if you ask me today, it won’t look or feel a lot different than it does today.  The foreign private issuer idea, that’s a possibility.  But we are far from a decision on that.  In terms of the accounting, I would be hard pressed to think that we won’t be reporting in GAAP and IFRS, but  there are smarter people in the room who would know the answer to that question better than I would.  FINRA, the SEC, etc. will have to approve the merger.  Remember the regulatory part of our business here is separate and distinct.  That was separated many years ago.  So, it’s not like we’re approving our own listing or our own group.  The management team here has no influence over that decision making process.  And right now, remember, the stock is listed here in dollars, in Paris in Euros.  More than 50 percent of our revenues today are on non-dollar dominated currencies.  So I think we’re always looking ahead trying to figure out if there are creative – and remember, it’s not just creative, it has to be cost-effective – ways of hedging that currency exposure as well.  So those are all ideas we have on the table.  But I would expect, regardless of the country of incorporation, the stock will absolutely be listed here, will be listed in at least those two jurisdictions in Europe, and I don’t think it’s going to feel as different as people think just because we’re changing the country of incorporation.  Hopefully that answers…

MR. HESSELS:  Thank you very much.  On the accounting method, we have our CFO in the room.  Mike do you want to add something to the IFRS question?

MR. GELTZEILER:  I think Duncan covered the topic pretty well.  And we also have bonds in the U.S.  So, to the extent that our  bonds remain outstanding, we’ll be reporting to the SEC as well as reporting to the IFRS and Europe as well.  But I think some of these issues are to be determined.

MR. HESSELS:  Thank you very much.  In the back in the middle.

A SHAREHOLDER:  I know you have the pulse of the shareholders here as far as the merger goes.  And whatever happens today is going to happen.  But it’s forgone, we kind of figure.  But what’s the pulse of the shareholders in Germany?  How many shares have been tendered?  I don’t know if you’re allowed to tell me.  But…

MR. HESSELS:  We can tell you.  So, here’s how I would summarize the situation there.  We’ve met, we’ve been doing joint meetings with many of the shareholders from both companies.  And we’ve been particularly focused on the large Deutsch Boerse shareholders.  And I think if this were as easy as just getting them to say I’m supportive or I’m not supportive, I think we’d have no problem.  I have not met a single Deutsche Boerse shareholder who is not supportive of the combination.  I think the challenge is they have to actually complete the tender paperwork, they have to file the paperwork, they have to get it in by next Wednesday.  Now, as some of you may have seen last night, an announcement was made that so far 11 percent of the shares have been tendered.  Now, given that we have to get to 75 percent, that probably frightens a few of you.  That’s very, very typical of these situations and we would not expect that number to accelerate until after our meeting this morning.  I think a lot of the shareholders would want to confirm…  It may have felt like a forgone conclusion to you.  I think that’s certainly  been the sense the last few days around here.  But I think until they had the fact, a lot of people wouldn’t have bothered to tender.  So we’re hoping that between today, tomorrow, Monday, Tuesday, Wednesday of next week, you’ll see that number start to creep up.  Support is not the issue, as I said.  I think everyone’s very supportive.  The question is, do we get everyone to actually go through the process.  And we’ll know a lot by this time next week.

A SHAREHOLDER:  They want us to jump in the pool first to see how the water is.

MR. NIEDERAUER:  You remember, it was a requirement of the merger agreement that our vote be first so that they would have clarity on our vote before they completed their tender offer.  So, it’s not surprising that only a handful of people have tendered so far.  We’re actually a little ahead of where I thought we’d be.  I wouldn’t have thought that we’d have been at 11 percent already coming into our meeting.

Last point on this, there is about a 25 percent overlap, meaning a 25 percent overlap with institutions own both companies.  So I think you can say if every one of those institutions who own  both voted yes for our deal, I’d be very surprised if they don’t tender for the other deal.  And none of those have tendered as far as I’m aware yet.  Thank you.

MR. HESSELS:  The lady on the right here.

MAVIS RODY:  Mavis Rody.  I have 82,000 shares of this stock.  And I’m primarily concerned with the fact that with the Euro jumping up and down and the dollar jumping down and down, is that going to be rather confusing?  And if and when this thing does go through for dividends and probably special additions and things that you want to do for the shareholders as you said you were looking into?  How would that relate?  How would we know?  If you’re going to be trading in New York in dollars and in Europe in Euros, there’s always, sometimes, a big discrepancy.  How would that all play out?  Do you have any idea?

MR. HESSELS:  The best person to answer that question is indeed Duncan, who has spent most of his life in the trading business and can explain to you exactly how the arbitrage process works.

MR NIEDERAUER:  I guess I wasn’t good at that if I’m up here now.  Right?  (laughter).  So, I’ll start, then I’m going to ask Mike to add.  Because that is something we’re starting to think about.  Just remember, for today, the case you’re describing is already today.  Right?  So our stock trades in dollars here and in Euros in Paris every day today.  We’ve been living with that discrepancy or dichotomy that you’re talking about for the last four years now.  I think what’s gotten more people’s attention is that there’s a lot more volatility in the currency markets than there were.  And so what we’ve been thinking about going forward with the stock having the same multiple listings that it has today in different currencies . . . Have we made a final decision on the currency in which people can get the dividend?  I forget what we decided on that.  When we pay the dividend. . .

______:  It will be paid in their respective currencies.  Right.

MR NIEDERAUER In dollars or Euros or whatever they want.

______:  Right.  Just like it is now.

MR NIEDERAUER:  You’ll be able to elect if you want the dividends in dollars or in Euros.  Which I guess you can do today too.  I think most of our shareholders . . . Our shareholder base is so U.S. now.  It’s so U.S.-centric that I think almost every one takes it in dollars.  But I think you’ll have a choice – is that right? -- going forward.  And, again, the stock trades in dollars and Euros today.  So it’s not going to be a significant change once it starts.

A SHAREHOLDER:  We’re here, an American citizen and the Euro is much higher than the dollar.  Right?  And you’re planning a trip to, say, wherever it is you’re going in Europe.  Could you do that?  And take the in Euros?

MR NIEDERAUER:  You can chose.

A SHAREHOLDER:  Would they be worth more than your dollar would then?  Or…

MR NIEDERAUER:  That depends on who you ask. Right?  It depends on what lens you’re looking through, but...

A SHAREHOLDER:  It’s tricky.  And you have not addressed that.

MR NIEDERAUER:  It’s tricky and it’s all relative.  And remember, the only hedging we really recommend doing is around the profits.  If you start hedging all the revenue streams, it can be very expensive.  And remember currencies do move in both directions.  Do you want to add anything to that?

______:  What I want to add, as Duncan’s mentioned many times, we’re just like all other large multinational companies.  The key with our business is that the revenues and the costs are in the same currency so the profits are protected.  When the profits are in Euros and the costs in dollars that could be a problem.  But because we have the revenue and costs in the same currency, you know, like Proctor and Gamble and Coca Cola and all the other companies that Duncan’s mentioned in the past that are global have a similar situation.  They rely on … So people who buy our stock understand that we’re a global company and when the dollar weakens you make a little more money in dollar terms.  And that’s just the nature of a global company.

MR. HESSELS:  Go to the lady on the left again.

A SHAREHOLDER:  Mindy Wasserman again.  There are a couple of governance concerns that I have.  One was the fact that there will probably be only 25 percent of the board members will be U.S. out of the whole.  We discussed that briefly at the annual meeting.  But there are two issues that are directly voted on today that are of concern.  One is that you need two thirds of the votes cast to make a extraordinary decision.  I read through Deutsche Boerse’s annual, and they held eight board meetings last year, three of which were emergency.  There is nothing stopping the board from deciding a pretty extraordinary item with two thirds of the votes cast there.  And there’s also, to the extent that this is just a foreign company instead of still an American company, there may be more lax notification rules, and a concern of shareholders being able to vote.  Two thirds of votes cast instead of at least two thirds of at least a quorum minimum or 50 percent minimum is a real concern.

The other concern is that the board is elected for four years.  And according to your proposal, you’re doing it under a foreign issuer because otherwise we’d at least be looking to approve your nomination each year and only two thirds could ___ it.  Four years without a say in who’s on the board, even if it’s a staggered board – if the whole board is elected, but the first tier is elected for one year, the second tier is elected for two years, and the third tier is elected for three years – means that shareholders can’t remove a board member who isn’t showing up.  The board could do it, but shareholders can’t and this is four years where there is a lot of financial uncertainty.  And that should be an option that owners have to approve or have a say on directors more frequently that once every four years.

MR. HESSELS:  Thank you for those two comments.  I think the first one is somewhat of a technical.  Can we ask our general counsel Mr. John Halvey to respond to that one?

MR. HALVEY:  Thank you.  As you know, we were trying to strike a balance in negotiations with Deutsche Börse with respect to the governance provisions and through a series of those negotiations came up with a number of transactions and a number of different matters that would require more than a majority vote.  We feel that’s an appropriate balance that has been struck and that there is still opportunity for the shareholders concerns to be addressed.  So with respect to all those, all of those provisions that was the subject of a lot of negotiations between the parties, and we feel it strikes an appropriate balance.

MR. HESSELS:  As to your second point, that initially the directors will be appointed for a period of four years.  This indeed is in line with the Dutch corporate legislation.  It has pluses and minuses I would say and the pluses of course are general continuity because particularly in the case of this merger whereby realizing the values, the promised values, delivering on the synergies is extremely important that the initial team led by Duncan on the operational side stays in place for a number of years.  So that during the two to three years it will take to deliver the synergies they can work on that.  Yes, your point is right, the shareholders also under the Dutch law they can make with few percent of the votes, they can come up with nominations for the Board which will be voted on.  I can only say that the Board, of course, will be responsive to shareholders’ concerns.  If there’s a general feeling with the shareholders that the Board, the company, is not doing a good job, I’m sure there will be proposals to modify the Board and the Board will have to listen to that under the pressure of the shareholders, of public opinion, and on top of that as you know, as a public function, we have to maintain orderly and fair markets under all circumstances.  So the regulators keep a very sharp eye on what is going on.  So I see your concern, but I believe that in practice the Board and all of the other participants will be responsive to any serious concerns.  Mrs. Davis.

A SHAREHOLDER:  You can call me Ethel.  About Duncan, I wanted to remind you the Europeans a few years ago some people maybe a shareholder in Lucent and one of the woman I like very much Ms. Pat Russo was the CEO and I like her very much.  There are few women I like.  They promised her, the French promised her, she could remain CEO as long as she wanted, et cetera.  I said to her, Pat, they will never keep that promise.  She thought they would.  I was right.  It was somewhere between one and two years they replaced her with one of her own.  Now, Duncan, up know darned well when they have 60 percent of the votes of the stock, the votes or whatever, and you have only 40 percent, you know they are going to do what they want to.  They are going to get rid of you.  They are going to probably buy you out of your contract.  They are not going to put you in a concentration camp, but they are going to get rid of somehow or another and put in their own people and it will be Deutschland über alles.  My dear, the Germans never won the war but they have the won the economic war, which is far more important.  Now, Duncan, I like to know are you really interested if were offered to you to become the next CEO of Goldman Sachs?  By the way, I want people to know in my last conversation with Duncan...

MR. NIEDERAUER:  I did not see this in proposals one through five Evelyn.

A SHAREHOLDER:  Well, anyhow.  I am just going to say you are a alumnus...and you would be very good to be there.  And I tell you you are not involved.  You were not there when any of the shenanigans that are going on in this financial crisis.  You could clean up the place.  If it were offered to you, would you take it?

MR. HESSELS:  Sorry that question is out of order, Ms. Davis.  The two minutes are up.  You expressed a certain concern I believe about Duncan’s continuous availability to do the important job that he has do to for all of us, for the shareholders, for the company.  I can assure you that after we have the shareholders vote, one of the items at the top priority of the Board of Directors is to make sure there’s a decent fair contract with Duncan, which will secure his services for the company.  It’s the full Board that decides on these matters, and going back in history, the Euronext history, New York Stock Exchange Euronext history, the Board has always voted unanimous on all subjects, important subjects and less important subjects.  So we act like business people for the benefit of the total company and I trust that also in these situations, they will reach the right decision.  There was another question.  May I suggest that is the last question and then we will go to the voting.

A SHAREHOLDER:  Frances Delayo, 35,000 some odd shares.  My question refers to the point you just made with having us providing you four years of unlimited powers without us being able to say anything about it.  What is the compensation that comes along with that.

MR. HESSELS:  What is the what?

MR. DELANO:  Compensation.  What is it going to cost us?

MR. HESSELS:  You mean the compensation to the executives and to the nonexecutive Board members?

MR. DELANO:  Yes.

MR. HESSELS:  Is to be decided by the new board as soon as they are in function.  They and only they can decide.  They can propose to the shareholders meeting what the compensation is for the new board and then ultimately it has to be approved by the shareholders meeting of the new company.  And it’s say on pay and binding, in fact it goes even further than under the present system here.

MR. DELANO:  So you are saying it’s say on pay?

MR. HESSELS:  It’s say on pay compensation policy in general has to be approved by the shareholders and the compensation for the nonexecutive directors under Dutch law has to be set by the shareholders.

MR. DELANO:  Next question.  The passage of this merger implies that the Board members are also getting special compensation for the passage of this.  Could you elaborate a little more on that?

MR. HESSELS:  I don’t know where you picked that up.  I don’t know anything about it.

A SHAREHOLDER:  No bonuses will be paid out for Board members?

MR. HESSELS:  It has never been discussed and it is not the intention at this moment.

A SHAREHOLDER:  Very good.  Thank you.

MR. HESSELS:  That is what I would say personally is proper governance.  And as an exchange we have to lead by example.  I think that was the last question and the polls will remain open very shortly until the inspector of elections is satisfied that each shareholder present in person or represented by a proxy has had the opportunity to vote in person or by proxy.  So please turn in your ballots as soon as possible, if you haven’t done that already.  Have you all turned in your ballots?

(INAUDIBLE)

MR. HESSELS:  Inspector of Elections, can we close the polls?

INSPECTOR OF ELECTIONS:  Yes.

MR. HESSELS:  Did you say yes?  Thank you very much.  Now we come to the results of the voting.  The time is now.  Inspector of Elections, have we closed the polls or not?

INSPECTOR OF ELECTIONS:  Yes.

MR. HESSELS:  OK.  The time is now 8:35 and the polls are now closed for voting.  No ballot, proxy or revocation thereof will be accepted from this point forward.  Inspector, please present your report.

INSPECTOR OF ELECTIONS:  Due to the volume of proxies and ballots, it will take until tomorrow to verify the votes and to tally the final count; however, based on the proxy tallied and verified prior to the meeting, I can confirm that a quorum is present and that based on a preliminary vote count, all five proposals have been duly approved by the NYSE Euronext shareholders.  Based on a preliminary vote count, a total of 178,950,649 shares are represented at this meeting, constituting 68 percent of the shares eligible to vote and, therefore, a quorum is present.  Approximately 65.6 percent of the outstanding NYSE Euronext common stock has approved the first proposal, which is to adopt the business combination agreement and effect the combination with Deutsche Börse.  This represents approximately 96 percent of the shares voted.  Approximately 95 percent of the votes voted of the NYSE Euronext common stock has approved the second proposal which is to approve the provisions in the HoldCo articles of association requiring approval by two thirds of the HoldCo votes cast to amend the HoldCo articles of association and to approve certain extraordinary transactions.  Approximately 93 percent of votes voted of NYSE Euronext common stock has approved a third proposal which is to include provisions in the HoldCo articles of association requiring approval by two thirds of the HoldCo votes cast to elect directors of HoldCo in certain circumstances and to remove directors of HoldCo.  Approximately 92 percent of the voted NYSE Euronext common stock has approved the fourth proposal which is to include provisions in the HoldCo articles of association providing for the appointment of directors of the HoldCo Board of Directors for an initial term or binding nomination process expiring at the annual meeting in 2015 or in 2016 in the case of the HoldCo Group chairman and the HoldCo Group chief executive.  And, finally, approximately 88 percent of the voted NYSE Euronext common stock has approved the fifth proposal which is to adjourn or postpone the NYSE Euronext special meeting if necessary to solicit additional proxies with respect to the foregoing four proposals and/or to hold the special meeting on a date that is on or about the date of the expiration of the offer acceptance period of the exchange offer in the event that such date of expiration is extended.

MR. HESSELS:  Thank you very much.  The foregoing percentages are preliminary.  Needless to say, we are extremely pleased with this very high percentage of 96 percent in favor of all the shareholders who did vote on this important transaction.  Final vote results will be posted on the NYSE Euronext website tomorrow as soon as possible in the investors relation section and timely reported on our Form 8-k filed with the SEC.  Duncan, would you like to say a few words?

MR NIEDERAUER:  Yes. Sure.  Thanks Jan-Michael (INAUDIBLE). Thank you Jan-Michiel.  Just  a few words from me.  Many of the shareholders are in this room and probably watching on the webcast and many others we’ve have had the chance to meet with the last two or three months. I think the level of engagement from shareholders has been terrific.  And it’s very humbling to have such overwhelming support. To have had nearly 70 percent of the shareholders vote and have more than 95 percent of the ones who voted vote in favor of the deal gives us a lot of confidence that we’ve got shareholder support as we go down what promises to be a very exciting adventure in the next couple of years here.  And I’d also like to thank my team because if you think about it, it’s been five months basically to the day that we announced our intention to do this.  And you can imagine how hard our team has been working with our colleagues on the German side to make this a reality. So a very important milestone today, but a lot more to do.  And to go back to the other gentleman’s question, the next important key milestone is next week’s tender offer on the DB side.  So we will be reporting as frequently as we can between now and the end of next week on how the results are going there.  And hopefully, assuming that goes the way we think it will, we’ll have the opportunity to spend the rest of the year trying to get through the regulatory process and get down to the business of creating value for shareholders.  So thank you all very much for your support.

MR. HESSELS:  Thank you Duncan.  Many, many thanks to you as shareholders.  That concludes our meeting; all the business that we had to conduct has been conducted, and the meeting has been adjourned.